File No. 2311-4
March 6, 2007
Via FedEx and Edgar
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed February 8, 2007
File No. 001-32845
Dear Mr. Reynolds:
     We are submitting herewith via Edgar the supplemental information referred to in response to comment 45 at page 24 of my transmittal letter submitted earlier today in respect of the above-referenced preliminary Proxy Statement. This item was inadvertently omitted from the prior Edgar submission.
     As before, all questions and comments regarding the foregoing should be addressed to me at (310) 789-1259.

Very truly yours,
/s/ Dale E. Short

cc:	David Walz (SEC)
Terrence O’Brien (SEC)
Ronald F. Alper (SEC)
Pamela Howell (SEC)
Alan B. Spatz, Esq.

Expected volatility	30/06/2006	30/06/2005
Mobile Mini Equity Beta		0.91
Toll Holdings Equity Beta	0.71	0.91
Patrick Corporation Equity Beta		0.7244
Coates Hire Limited	0.99
Boom Logistics	0.97
National Hire Group	0.99

Average	0.915	0.85

Volatility	8.50%	15.19%